SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential plc Board Changes



FOR IMMEDIATE RELEASE

Thursday 17 June 2004

                          PRUDENTIAL PLC BOARD CHANGES

Prudential plc announced today that Michael Garrett will join the board as a non-executive director on 1 September 2004.

Mr Garrett is an Executive Vice President of Nestle S.A., and member of the Executive Board. He has worked for Nestle since 1961, becoming Head of Japan in 1990 and Director with responsibility for the Far East in 1993. He has significant experience in Asia, including China, India and Japan.

On 31 August 2004 Bart Becht will leave the board. Given the increasing time commitments required of non-executives, he has concluded that he should step down from the board.

Sir David Clementi, Chairman of Prudential, said "I am delighted to welcome Michael to the board. His knowledge and experience of Asian markets will be of great value. At the same time, I am sorry to see Bart go, and I would like to thank him for his valuable contribution."

                                    - ENDS -

Enquiries to:

Media                                     Investors/Analysts

Geraldine Davies       020 7548 3911      Rebecca Burrows         020 7548 3537

Clare Staley           020 7548 3719

Notes to Editors

Michael Garrett - biographical details

Born 1942 in India of British parents, Michael Garrett is Executive Vice President of Nestle S.A. and a member of the Executive Board. He is responsible for the region including Asia, Oceania, Africa and the Middle East.

His career in Nestle began in 1961 as a management trainee at Crosse & Blackwell. After two years in Vevey between 1967 and 1968 he began his first major overseas assignment in Australia. In 1974 he returned to the UK for six years heading a number of key functions including Nestle's Confectionery business before returning to Australia, first as Marketing Director and subsequently as Managing Director of Nestle Australia Ltd. Garrett was assigned to Japan as Market Head from 1990 to 1993 prior to his appointment as Zone Director responsible for Asia and Oceania. In July 1996 his responsibilities were expanded to include Africa and the Middle East.

Michael Garrett is an Australian citizen and a graduate of IMEDE Business School in Lausanne, Switzerland. While "Head of Market" he was appointed by the Government as Chairman of the Food Industry Council and Member of the Industry Council of Australia. He is a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He is Director of a number of listed Nestle companies in Asia, Africa and the Middle East. He has been a member of the Supervisory Board of Cereal Partners Worldwide (a joint-venture between Nestle and General Mills) since 1993.

Michael Garrett has a wife and two children and his interests include golf, reading, photography and culture.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 June 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                         By: /s/  Steve Colton
                                                  Group Head of Media Relations